UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Aquinox Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

03842B101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

January 9, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03842B101	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,934,154
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,934,154
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,934,154
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 23,423,150 shares of common stock outstanding as of November 9, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2016.

CUSIP No. 03842B101	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,934,154
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,934,154
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,934,154
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 23,423,150 shares of common stock outstanding as of November 9, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2016.

CUSIP No. 03842B101	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,936,414
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,936,414
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,936,414
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 23,423,150 shares of common stock outstanding as of November 9, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2016.

CUSIP No. 03842B101	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,936,414
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,936,414
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,936,414
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 23,423,150 shares of common stock outstanding as of November 9, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2016.

Amendment No. 7 to Schedule 13D

This Amendment No. 7 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented as follows:

The disclosure regarding purchases in Item 5(c) below is incorporated herein by reference.

Item 4.   Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 7 is being filed to report the acquisition of common stock of Aquinox Pharmaceuticals, Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership.  The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

667, L.P. and Baker Brothers Life Sciences, L.P. (collectively the “Funds”) hold securities of the Issuer for passive investment purposes. The Reporting Persons or their affiliates have had and may continue to have discussions with management of the Issuer regarding financing. The Reporting Persons may acquire additional securities of the Issuer, including shares of Common Stock, in such financings or by means of open market purchases, privately negotiated purchases, or otherwise. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 7 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 23,423,150 shares of Common Stock outstanding as of November 9, 2016 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2016. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Holder	Number of Shares	Percentage of Class Outstanding

667, L.P.	1,169,695	5.0%

Baker Brothers Life Sciences, L.P.	9,764,459	41.7%

Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities of the Issuer held by each of the Funds, and this Amendment No. 7 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

(c) The following transaction in the Issuer’s Common Stock was effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable purchasing Funds. The purchase transaction was effected in the open market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/ Share	Footnotes
667, L.P.	1/9/2017	603	Purchase	16.7395	1
Baker Brothers Life Sciences, L.P.	1/9/2017	5,697	Purchase	16.7395	1
667, L.P.	1/9/2017	1,195	Purchase	15.3210	2
Baker Brothers Life Sciences, L.P.	1/9/2017	11,305	Purchase	15.3210	2
667, L.P.	1/9/2017	258	Purchase	16.8533	3
Baker Brothers Life Sciences, L.P.	1/9/2017	2,442	Purchase	16.8533	3
667, L.P.	1/9/2017	917	Purchase	15.3475	4
Baker Brothers Life Sciences, L.P.	1/9/2017	8,671	Purchase	15.3475	4
667, L.P.	1/9/2017	967	Purchase	16.1970	5
Baker Brothers Life Sciences, L.P.	1/9/2017	9,143	Purchase	16.1970	5
667, L.P.	1/9/2017	1,602	Purchase	15.1300	6
Baker Brothers Life Sciences, L.P.	1/9/2017	15,148	Purchase	15.1300	6
667, L.P.	1/9/2017	529	Purchase	15.6226	7
Baker Brothers Life Sciences, L.P.	1/9/2017	5,006	Purchase	15.6226	7
667, L.P.	1/9/2017	3,739	Purchase	16.3053	8
Baker Brothers Life Sciences, L.P.	1/9/2017	35,360	Purchase	16.3053	8
667, L.P.	1/9/2017	24,871	Purchase	17.5996	9
Baker Brothers Life Sciences, L.P.	1/9/2017	235,169	Purchase	17.5996	9
667, L.P.	1/9/2017	3,389	Purchase	17.7600
Baker Brothers Life Sciences, L.P.	1/9/2017	32,051	Purchase	17.7600

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $16.69 to $16.75. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (“the Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.26 to $15.46. The Reporting Persons undertake to provide the Staff upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $16.72 to $16.99. The Reporting Persons undertake to provide the Staff upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.19 to $15.48. The Reporting Persons undertake to provide the Staff upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.75 to $16.75. The Reporting Persons undertake to provide the Staff upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.01 to $15.74. The Reporting Persons undertake to provide the Staff upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.38 to $15.79. The Reporting Persons undertake to provide the Staff upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $15.81 to $16.80. The Reporting Persons undertake to provide the Staff upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $16.81 to $17.80. The Reporting Persons undertake to provide the Staff upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Brothers Life Sciences, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2017

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker